JST

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 Li, Zhiyuan	☐	☐	02 Ling, Xiangsheng	☐	☐	03 Clark, Stephen R.	☐	☐
04 Burris, Donald S.	☐	☐	05 Zhang, Li Wen	☐	☐	06 Cai, Xu	☐	☐

	For	Against	Abstain
2. To ratify the selection of Grant Thornton as the Company's independent registered public accounting firm for 2012.	☐	☐	☐

3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) Please print date below.	Signature 1 Please keep signature within the box.	Signature 2 Please keep signature within the box.
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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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2012 Annual Meeting of Shareholders
Jinpan International Limited

Friday, October 12, 2012 at 10:30 a.m. Beijing Time

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216

People's Republic of China

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

JST

Proxy — Jinpan International Limited

Notice of 2012 Annual Meeting of Shareholders

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

Proxy Solicited by Board of Directors for Annual Meeting - (Date)

Zhiyuan Li and Yuqing Jing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Jinpan International Limited to be held on October 12, 2012 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

IMPORTANT ANNUAL MEETING INFORMATION

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ENDORSEMENT LINE SACKPACK

MR A SAMPLE
DESIGNATION (IF ANY)
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Vote by Internet

- Go to www.envisionreports.com/JST
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Jinpan International Limited Shareholder Meeting Notice & Admission Ticket 1234 5678 9012 345

Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholder Meeting to be Held on October 12, 2012.

The proxy materials for Jinpan International Limited's annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and 2011 annual report to shareholders are available at:

www.envisionreports.com/JST

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/JST** to view the materials.

Step 2: Click on **Cast Your Vote or Request Materials**.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before September 28, 2012 (14 calendar days before the meeting) to facilitate timely delivery.

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Jinpan International Limited Shareholder Meeting Notice & Admission Ticket

Jinpan International Limited's Annual Meeting of Shareholders will be held on October 12, 2012 at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan 570216, at 10:30AM Beijing Time.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends that you vote FOR all nominees listed in Proposal 1 and FOR Proposal 2.

1. Election of Directors: Zhiyuan Li, Xiangsheng Ling, Stephan R. Clark, Donald S. Burris, Li-wen Zhang, Xu Cai.
2. To ratify the selection of Grant Thornton as the Company's independent registered public accounting firm for 2012.
3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or by telephone or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/JST**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials of Jinpan International Limited" in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by September 28, 2012.

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